UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Overstock.com, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	000-49799	87-0634302
(State of other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

6350 South 3000 East, Salt Lake City, Utah	84121
(Address of principal executive offices)	(Zip code)

Rebecca Joslin, Associate General Counsel (801) 947-3100

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of our Conflict Minerals Report is attached as Exhibit 1.01 and is available at http://www.overstock.com/our-culture-conflict-minerals.

Item 1.02 Exhibit

We have filed, as an exhibit to this Form SD, the Conflict Minerals report required by Item 1.01.

Section 2 — Exhibits

Item 2.01 — Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Overstock.com, Inc.
(Registrant)

/s/ Ralph Mondeaux, Vice President, Merchandising	May 31, 2016
By (Signature and Title)*	(Date)